SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)1

Pomeroy IT Solutions, Inc.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

731822102

(CUSIP Number)

Flagg Street Capital LLC

c/o Andrew Moss

44 Brattle Street

Cambridge, Massachusetts 02138

(617) 876-6085

With a copy to:

Olshan Grundman Frome Rosenzweig & Wolosky LLP

c/o Steven Wolosky, Esq.

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 731822102	Page 2 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JONATHAN STARR
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,249,325
8. Shared Voting Power -0-
9. Sole Dispositive Power 1,249,325
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,249,325
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A

CUSIP No. 731822102	Page 3 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FLAGG STREET CAPITAL LLC I.R.S. Identification No. 74-3123494
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,249,325
8. Shared Voting Power -0-
9. Sole Dispositive Power 1,249,325
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,249,325
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%
14.	Type of Reporting Person (See Instructions) IA

SCHEDULE 13D/A

CUSIP No. 731822102	Page 4 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FLAGG STREET PARTNERS LP I.R.S. Identification No. 16-1702721
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 113,677
8. Shared Voting Power -0-
9. Sole Dispositive Power 113,677
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 113,677
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.91%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 731822102	Page 5 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FLAGG STREET PARTNERS QUALIFIED LP I.R.S. Identification No. 16-1702722
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 316,444
8. Shared Voting Power -0-
9. Sole Dispositive Power 316,444
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 316,444
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 2.53%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 731822102	Page 6 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FLAGG STREET OFFSHORE, LP I.R.S. Identification No. 16-1702723
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 819,204
8. Shared Voting Power -0-
9. Sole Dispositive Power 819,204
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 819,204
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.56%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 731822102	Page 7 of 11 Pages

Preliminary Note: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated in its entirety as follows:

Item 3. Source and Amount of Funds or Other Consideration

The net investment cost (including commissions) for the Shares held by each of the Flagg Street Funds is set forth below:

Entity	Shares Held	Approximate Net Investment Cost
FSP	113,677	$899,420
FSPQ	316,444	$2,525,390
FSO	819,204	$6,502,320

The consideration for such acquisitions was funded through funds invested by partners in the Flagg Street Funds (and proceeds therefrom). Since such Shares are held in margin accounts, along with other investments, it is impracticable to determine the amounts, if any, borrowed with respect to such Shares.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5. Interest in Securities of the Issuer

The Flagg Street Funds

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for each Flagg Street Fund is incorporated herein by reference for each such Flagg Street Fund. The percentage amount set forth in row 13 for all cover pages filed herewith is calculated based upon the 12,493,254 Shares outstanding as of November 5, 2006 as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006.

(c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Flagg Street Funds reported in the initial Schedule 13D filed by the Reporting Persons are hereby amended and restated as set forth on Schedule A hereto. Also set forth on Schedule A hereto are the trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Flagg Street Funds effected since the filing of the initial Schedule 13D by the Reporting Persons.

(d) The Flagg Street General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Flagg Street Funds as reported herein. The Flagg Street Individual Reporting Person is the managing member of the Flagg Street General Partner.

(e) Inapplicable.

SCHEDULE 13D/A

CUSIP No. 731822102	Page 8 of 11 Pages

The Flagg Street General Partner

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for the Flagg Street General Partner is incorporated herein by reference.

(c) Inapplicable.

(d) The Flagg Street General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Flagg Street Funds as reported herein. The Flagg Street Individual Reporting Person is the managing member of the Flagg Street General Partner.

(e) Inapplicable.

The Flagg Street Individual Reporting Person

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for the Flagg Street Individual Reporting Person is incorporated herein by reference.

(c) Inapplicable.

(d) The Flagg Street General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Flagg Street Funds as reported herein. The Flagg Street Individual Reporting Person is the managing member of the Flagg Street General Partner.

(e) Inapplicable.

The Shares reported hereby for the Flagg Street Funds are owned directly by the Flagg Street Funds. The Flagg Street General Partner, as general partner to the Flagg Street Funds, may be deemed to be the beneficial owner of all such Shares owned by the Flagg Street Funds. The Flagg Street Individual Reporting Person, as managing member of the Flagg Street General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all such Shares owned by the Flagg Street Funds. Each of the Flagg Street General Partner and the Flagg Street Individual Reporting Person hereby disclaims any beneficial ownership of any such Shares.

SCHEDULE 13D/A

CUSIP No. 731822102	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  February 9, 2007

FLAGG STREET PARTNERS LP

By:  Flagg Street Capital LLC, its

        General Partner

By:  /s/ Jonathan Starr

Name:  Jonathan Starr

Title:    Founding Member

FLAGG STREET PARTNERS QUALIFIED LP

By:  Flagg Street Capital LLC, its

        General Partner

By:  /s/ Jonathan Starr

Name:  Jonathan Starr

Title:    Founding Member

FLAGG STREET OFFSHORE, LP

By:  Flagg Street Capital LLC, its

        General Partner

By:  /s/ Jonathan Starr

Name:  Jonathan Starr

Title:    Founding Member

FLAGG STREET CAPITAL LLC

By:  /s/ Jonathan Starr

Name:  Jonathan Starr

Title:    Founding Member

JONATHAN STARR

By:  /s/ Jonathan Starr

Name:  Jonathan Starr

SCHEDULE 13D/A

CUSIP No. 731822102	Page 10 of 11 Pages

SCHEDULE A

All of the purchases of Shares set forth below were made by Reporting Persons:

FSP

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share ($)	Aggregate Purchase Price ($)
11/02/06	2,300	Open Market	8.3135	19,190.05
11/14/06	579	Open Market	7.4168	4,311.70
11/15/06	3,426	Open Market	7.3784	25,381.18
12/08/06	828	Open Market	7.1946	5,981.97
12/11/06	558	Open Market	7.2822	4,080.21
12/12/06	1,532	Open Market	7.2937	11,219.91
12/13/06	607	Open Market	7.2921	4,444.51
12/14/06	59	Open Market	7.2956	432.21
01/26/07	8,172	Open Market	7.6000	62,352.36
01/29/07	2,002	Open Market	7.7000	15,475.46
01/31/07	77	Open Market	7.5300	580.58
02/05/07	7,208	Open Market	7.7500	56,078.24

FSPQ

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share ($)	Aggregate Purchase Price ($)
11/14/06	2,022	Open Market	7.4168	15,057.43
11/15/06	9,829	Open Market	7.3784	72,817.16
12/08/06	981	Open Market	7.1946	7,087.33
12/11/06	1,639	Open Market	7.2822	11,984.70
12/12/06	4,358	Open Market	7.2937	31,916.68
12/13/06	1,538	Open Market	7.2921	11,261.39
12/14/06	139	Open Market	7.2956	1,018.26
01/26/07	18,896	Open Market	7.6000	144,176.48
01/29/07	5,584	Open Market	7.7000	43,164.32
01/31/07	223	Open Market	7.5300	1,681.42
02/01/07	133	Open Market	7.6900	1,024.10
02/05/07	16,929	Open Market	7.7500	131,707.62
02/06/07	3,823	Open Market	7.7500	29,742.94

SCHEDULE 13D/A

CUSIP No. 731822102	Page 11 of 11 Pages

FSO

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share ($)	Aggregate Purchase Price ($)
11/14/06	6,121	Open Market	7.4168	45,581.86
11/15/06	26,745	Open Market	7.3784	198,137.66
12/08/06	3,156	Open Market	7.1946	22,800.84
12/11/06	4,618	Open Market	7.2822	33,767.74
12/12/06	12,023	Open Market	7.2937	88,052.85
12/13/06	4,455	Open Market	7.2921	32,619.96
12/14/06	27	Open Market	7.2956	197.79
01/26/07	5,886	Open Market	7.6000	44,910.18
01/29/07	14,514	Open Market	7.7000	112,193.22
01/31/07	619	Open Market	7.5300	4,667.26
02/01/07	367	Open Market	7.6900	2,825.90
02/05/07	43,863	Open Market	7.7500	341,254.14
02/06/07	10,063	Open Market	7.7500	78,290.14